Orrick, Herrington & Sutcliffe LLP

THE ORRICK BUILDING
405 HOWARD STREET
San Francisco, CA 94105-2669
June 20, 2017
+1 415 773 5700
orrick.com
VIA EDGAR AND HAND DELIVERY
Karen Dempsey

U.S. Securities and Exchange Commission	E kdempsey@orrick.com
100 F Street, N.E.	D +1 415 773 4140
Mail Stop 3233	F +1 415 773 5759
Washington, D.C. 20549

Attn:                    Sonia Barros, Assistant Director
Folake Ayoola, Senior Counsel
Jeffery Lewis, Staff Accountant
Wilson Lee, Staff Accountant

Re:                              Granite Point Mortgage Trust Inc.

Amendment No. 3 to Registration Statement on Form S-11

Filed June 20, 2017

File No. 333-218197

Ladies and Gentlemen:

On behalf of Granite Point Mortgage Trust Inc. (the “Company”), we are transmitting this letter in response to the comment received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated June 19, 2017, with respect to the registration statement on Form S-11 (File No. 333-218197) that was originally filed by the Company with the Commission on May 24, 2017 (the “Registration Statement”).  Amendment No. 3 to the Registration Statement is being filed concurrently herewith.

The numbered paragraph below corresponds to the numbered comment in the Staff’s letter and the Staff’s comment is presented in bold italics. For the convenience of the Staff, we are also sending by hand delivery copies of this letter and copies of Amendment No. 3 marked against Amendment No. 2.

Exhibit 5.1, Legal Opinion

1.              Please refer to assumption (g) on page 3 of the opinion in which counsel assumes that prior to the issuance of the shares, your charter will be filed with and accepted by the State

Department of Assessments and Taxation of Maryland. Since the legal opinion opines that the company is legally incorporated, has sufficient authorized shares and has taken all necessary corporate actions, it appears that this assumption is inappropriate. See our Staff Legal Bulletin No. 19. Please have counsel revise its opinion to remove this assumption or tell us why you believe it is appropriate.

In response to the Staff’s comment, counsel has revised its opinion to remove this assumption and has filed the revised opinion as exhibit 5.1 to Amendment No. 3. We also advise the Staff that the Articles of Amendment and Articles Supplementary have now been filed with the Maryland Department of Assessments and Taxation and have been filed as exhibits 3.1 and 3.3 to Amendment No. 3, together with additional exhibits.

Investment Company Act of 1940, as amended

In addition, please be advised that we have discussed with Ms. Rochelle Presset in the Division of Investment Management her oral comments regarding matters pertaining to the Investment Company Act of 1940, as amended. In response to her comments, we have revised pages 22, 51-52 and 114-115 to include additional disclosure regarding the Investment Company Act of 1940, as amended.

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Please direct your questions or comments regarding the Company’s responses or the Registration Statement to the undersigned at (415) 773-4140 or by email at kdempsey@orrick.com.

Sincerely,

ORRICK, HERRINGTON & SUTCLIFFE LLP

/s/ Karen A. Dempsey
Karen A. Dempsey

cc:                                John Taylor
Rebecca Sandberg

Granite Point Mortgage Trust Inc.

David J. Goldschmidt
Skadden, Arps, Slate, Meagher & Flom LLP

Meghan Ryan

Jill Kretschmar
Ernst & Young LLP